PRESS RELEASE

Klondex Mines Begins Drifting on new Hui Wu Vein at Fire Creek;
Weighted Average of 126.9 g/t (3.7 opt) Gold over a 1.1 Meter (3.5 ft) Vein Width and 11
Meters (37 ft) Along Strike

Vancouver, BC – August 5, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) today announced that it began initial drifting on Fire Creek’s fourth identified vein, the Hui Wu (pronounced “wey woo”) Vein. The Vein is located 30.5 m (100 ft) west of the main ramp and 15.2 m (50 ft) east of the Karen Vein (Figure 1). The structure was identified as a target during the 2013 drill program (see press release dated January 21, 2014), but was not included in the 2013 mineral resource estimate or subsequent Preliminary Economic Assessment, with respect to the Fire Creek project (see press release dated, April 29, 2014).

Based on current drilling, the known strike length of the Hui Wu Vein is 243.8 m (800 ft) and the known vertical dip extent is 76.2 m (250 ft), remaining open both north and south along strike, and up and down dip.

To date, 11 m (37 ft) of exploration development has been completed along strike of the Hui Wu Vein. Face samples range from 31.6 g/t (0.9 opt) Au to 395.9 g/t (11.5 opt) Au. The weighted average grade of samples taken from the Hui Wu Vein is 126.9 g/t (3.7 opt) Au over an average vein width of 1.1 m (3.5 ft). The fully diluted mined grade averaged 60.8 g/t (1.8 opt) Au over an average mining width of 2.2 m (7.4 ft). Assay results from samples from the Hui Wu Vein are summarized and detailed in Table 1, below.

Brent Kristof, Klondex Mines COO, commented, "The Fire Creek team has done an exceptional job continuing the drilling, sampling, and mapping program to identify yet another mineralized area. The Hui Wu Vein represents another growth opportunity to be targeted during our 2014 and 2015 exploration and development programs.”

Table 1: Hui Wu Exploration Development
length, feet	vein width, meter	vein width, feet	vein channel, g/t	vein channel, auopt
265-271	2.0	6.4	114.50	3.34
261-265	0.6	1.9	80.05	2.33
257-261	1.5	4.9	159.88	4.66
252-257	0.8	2.5	395.95	11.55
247-252	1.2	3.8	92.03	2.68
241-247	0.7	2.3	31.59	0.92
234-241	0.8	2.6	52.5	1.53
5360 Access
5360 Average	1.1	3.5	126.87	3.70
5360 Hui total strike	11.0	37.0

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Channel assays were analyzed by SGS Minerals Services (Elko, Nevada) and Dave Francisco Lab (Fallon, Nevada), and drill assays were analyzed by ALS Chemex (Reno, Nevada) and American Assay Labs (Sparks, Nevada) under Klondex staff supervision. These are all independent laboratories. Sampling a given face is conducted after the face location has been washed, measured, mapped in detail and photographed. Continuous rock-chip channel samples are then collected by Klondex staff directly into 11" x 17" sample bags from the footwall, vein, and hanging wall. Individual samples are defined by geology and do not exceed 3’ in length in order to better define the location of grade. Salient features including sample number, channel length, location on face, rock type, and alteration are documented. Blank samples are inserted into the sample stream to help monitor QA/QC of the labs. Channel samples and respective assays are loaded into an Access database, and ultimately visualized in Vulcan where they are correctly located in space and utilized in resource estimation.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013 and is in the process of obtaining the full mining permit. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing and success of exploration drilling, sampling and mapping activities and the development of the Fire Creek project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com